Heineken
NV

08001599

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

RECEIVED
2008 APR -1 A 9:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

date
26 March 2008

subject
Exemptionfile 82-4953

our reference

your reference

dealt with by

page
1 of 1

Dear Sir, Madam,

Attached please find the latest publications of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

PROCESSED
APR 0 3 2008
THOMSON FINANCIAL

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Group Finance

dw 4/1

Heineken confirms site of new South African brewery

Amsterdam, 26 March 2008 - Heineken N.V. announced today that it will build its new South African brewery in the Sedibeng area between Vereeniging and Alberton, south of Johannesburg.

Commenting on the announcement, Heineken's Regional President for Africa and Middle East, Tom de Man said: "The location of the brewery was a difficult decision based on far more than just geology, geography and infrastructure. We are also very aware that southern Johannesburg is an area that will benefit enormously from new commercial investment, which will in turn assist and enable social and economic progress in the whole area. We, our partners Diageo and our local joint venture business brandhouse consider ourselves part of that process."

As announced on 7 March 2008, Heineken and Diageo will construct and operate the brewery which will be owned 75% by Heineken and 25% by Diageo.

The Sedibeng brewery site on R59 covers 80 hectares. The brewery itself will have an initial capacity of 3 million hectolitres, with the built-in flexibility to expand. It will brew a range of Heineken and Diageo brands including Heineken and Amstel.

Work is already underway on the site and construction is expected to be completed by the end of 2009. A local Heineken management team with significant experience in brewery construction in other markets will oversee the entire process.

Johan Doyer, General Manager of the brewery, commented: "Having built 17 breweries, including 4 in Africa in the last 15 years, we fully understand the great opportunities as well as the potential challenges along the way. We are absolutely confident that everything is in place to ensure the successful, on time delivery of the project."

It is anticipated that the brewery will initially create approximately 225 new, permanent jobs at all levels and a considerable number of new, service-related outsourcing opportunities. Heineken will provide technical training for South African personnel in South Africa and abroad.

The brewery project has been strongly supported by central and local government, in particular, the Department of Trade & Industry, Gauteng Department of Agriculture, Conservation and Environment (GDACE), Gauteng Economic Development Agencies and Ekurhuleni and Midvaal local councils.

The Mayor of Midvaal, Alderman Marti Wenger, says: "We are extremely pleased that Heineken and their partner Diageo have chosen our Midvaal region for the construction of their new brewery. Besides being a very large financial investment it is also a welcome and very positive one for southern Johannesburg, which will create much

needed employment and technical skills training for our people. We look forward to working with them to achieve this goal."

The second site considered as a potential location for the brewery, in Ekurhuleni near the R21, at the Northeast of Johannesburg, is still under consideration for other operations.

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the Company owns over 115 breweries in more than 65 countries. With a Group beer volume of 139 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2007, revenue amounted to EUR12.6 billion and Net Profit before exceptional items and amortisation of brands amounted to EUR1.1 billion. Heineken employs 54,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS. Additional information is available on Heineken's home page: http://www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

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